UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

DIONEX CORPORATION
(Name of Subject Company)

WESTON D MERGER CO.
THERMO FISHER SCIENTIFIC INC.
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

254546104
(Cusip Number of Class of Securities)
Seth H. Hoogasian
Senior Vice President, General Counsel and Secretary
Thermo Fisher Scientific Inc.
81 Wyman Street
Waltham, Massachusetts 02451

(781) 622-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Matthew M. Guest, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,271,379,560	$161,949.36

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase all 19,167,760 outstanding shares of common stock of Dionex Corporation at a purchase price of $118.50 cash per share, as of November 30, 2010, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00007130.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Weston D Merger Co., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dionex Corporation, a Delaware corporation (“Dionex”), at $118.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 20, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Dionex Corporation, a Delaware corporation. Dionex’s principal executive offices are located at 1228 Titan Way, Sunnyvale, California 94085. Dionex’s telephone number at such address is (408) 737-0700.

(b) This Schedule TO relates to all of the outstanding Shares. Dionex has advised us that, as of the close of business, on November 30, 2010, there were an aggregate of (i) 17,497,087 Shares issued and outstanding, (ii) 81,453 Shares were held in treasury, (iii) 1,530,498 Shares were underlying outstanding and unexercised stock options and (iv) 140,175 Shares were underlying outstanding and unsettled restricted stock units (including time-vesting and performance-vesting restricted stock units).

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is filed by Thermo Fisher and Purchaser. The information set forth in Section 9 — “Certain Information Concerning Purchaser and Thermo Fisher” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 11, 12 and 13 — “Certain Information Concerning Purchaser and Thermo Fisher,” “Background of the Offer,” “Purpose of the Offer; Plans for Dionex; Appraisal Rights” and “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 6, 7, 12 and 13 — “Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “Purpose of the Offer; Plans for Dionex; Appraisal Rights,” and “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interests in Securities of the Subject Company.

The information set forth in Sections 9, 12 and 13 — “Certain Information Concerning Purchaser and Thermo Fisher,” “Purpose of the Offer; Plans for Dionex; Appraisal Rights,” and “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 11 and 17 — “Background of the Offer” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase dated December 20, 2010.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Internal Revenue Service Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement dated December 20, 2010.
(a)(5)(A)	Joint Press Release issued by Thermo Fisher Scientific Inc. and Dionex Corporation on December 13, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. on December 13, 2010).
(a)(5)(B)	Investor Presentation, dated December 13, 2010 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. on December 13, 2010).
(a)(5)(C)	Transcript of Conference Call held December 13, 2010 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. on December 13, 2010).
(a)(5)(D)	Letter to Dionex employees from Marc Casper, Chief Executive Officer of Thermo Fisher, dated December 13, 2010 (incorporated by reference to the Schedule 14D-9 filed by Dionex Corporation on December 13, 2010).
(b)	Commitment Letter dated as of December 12, 2010 among Thermo Fisher Scientific Inc., Barclays Bank PLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Chase Manhattan Bank.
(c)	Not applicable.
(d)	Agreement and Plan of Merger dated as of December 12, 2010 among Thermo Fisher Scientific Inc., Weston D Merger Co. and Dionex Corporation (incorporated by reference to the Form 8-K filed by Thermo Fisher Scientific Inc. on December 16, 2010).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Weston D Merger Co.

By:	/s/ Seth Hoogasian
Name:     Seth Hoogasian

Title:	President

Thermo Fisher Scientific Inc.

By:	/s/ Seth Hoogasian
Name:     Seth Hoogasian

Title:	Senior Vice President, General Counsel and Secretary

Date: December 20, 2010

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase dated December 20, 2010.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Internal Revenue Service Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement dated December 20, 2010.
(a)(5)(A)	Joint Press Release issued by Thermo Fisher Scientific Inc. and Dionex Corporation on December 13, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. on December 13, 2010).
(a)(5)(B)	Investor Presentation, dated December 13, 2010 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. on December 13, 2010).
(a)(5)(C)	Transcript of Conference Call held December 13, 2010 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. on December 13, 2010).
(a)(5)(D)	Letter to Dionex employees from Marc Casper, Chief Executive Officer of Thermo Fisher, dated December 13, 2010 (incorporated by reference to the Schedule 14D-9 filed by Dionex Corporation on December 13, 2010).
(b)	Commitment Letter dated as of December 12, 2010 among Thermo Fisher Scientific Inc., Barclays Bank PLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Chase Manhattan Bank.
(c)	Not applicable.
(d)	Agreement and Plan of Merger dated as of December 12, 2010 among Thermo Fisher Scientific Inc., Weston D Merger Co. and Dionex Corporation (incorporated by reference to the Form 8-K filed by Thermo Fisher Scientific Inc. on December 16, 2010).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.